Maxim Series Fund, Inc. is 92% owned by Great-West Life & Annuity Insurance Company (GWL&A). Effective December 31, 2000, a corporate reorganization of GWL&A was completed. Under the new structure, GWL&A is no longer a subsidiary of The Great-West Life Assurance Company but continues to be an indirect wholly owned subsidiary of Great-West Lifeco Inc., a holding company.